Exhibit (g)(1)(a)

EXHIBIT A

THIS EXHIBIT A, dated as of November 1, 2013, is Exhibit A to that certain Amended and Restated Custodian Services Agreement dated January 1, 2009 between the Bank of New York Mellon and Meridian Fund, Inc.

PORTFOLIOS

Meridian Contrarian Fund

Meridian Equity Income Fund

Meridian Growth Fund

Meridian Small Cap Growth Fund